SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 13)(1)

                                  MISONIX, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    604871103
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                                 (CUSIP Number)

                                Mr. Gary Gelman
                      c/o American Claims Evaluation, Inc.
                               One Jericho Plaza
                            Jericho, New York 11753
                                 (516) 822-6230
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 7, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60481103                SCHEDULE 13D                 Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Gary Gelman
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

        PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                  7     SOLE VOTING POWER

                        740,750
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               740,750
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      740,750
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.1%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

      Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 1, 1994, as amended by Amendment No.1 filed with the SEC on December 8, 1994, and as further amended by Amendment No. 2 filed with the SEC on December 22, 1994, by Amendment No. 3 filed with the SEC on April 6, 1995, by Amendment No. 4 filed with the SEC on June 26, 1995, by Amendment No. 5 filed with the SEC on March 27, 1996, by Amendment No. 6 filed with the SEC on February 18, 1997, by Amendment No. 7 filed with the SEC on August 27, 1997, by Amendment No. 8 filed with the SEC on September 12, 1997, by Amendment No. 9 filed with the SEC on February 19, 1998, by Amendment No. 10 filed with the SEC on September 23, 1998, by Amendment No. 11 filed with the SEC on March 20, 2000, and further amended by Amendment No. 12 filed with the SEC on November 8, 2000 (the "Schedule 13D").

      This Schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of MISONIX, INC., a New York corporation (the "Company").

Item 5. Interest in Securities of the Issuer.

      Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

            Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 740,750 shares of Common Stock, or 11.1% of the shares as of December 7, 2000. Of such shares 152,250 are shares held by Mr. Gelman and 588,500 shares of Common Stock are issuable pursuant to presently exercisable options issued pursuant to the Company's 1996 Non- Employee Director Stock Option Plan.

      Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

            Except for the exercise of options to purchase 150,000 shares of Common Stock at an exercise price of $.73 per share on December 7, 2000 by Mr. Gelman under the 1996 Non- Employee Director Stock Option Plan, no transactions in the Common Stock were effected by Mr. Gelman during the past sixty (60) days.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 December 11, 2000
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                                                        (Date)

                                                  /s/ Gary Gelman
                                        --------------------------------------
                                                     (Signature)
                                                     Gary Gelman
                                        --------------------------------------
                                                    (Name/Title)


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